Virtuoso Acquisition Corp.
180 Post Road East
Westport, CT 06880

VIA EDGAR

January 15, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Joanna Lam

Re:	Virtuoso Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 11, 2021
File No. 333-251781

Dear Ms. Lam:

Virtuoso Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), January 14, 2021, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on January 11, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 4.4, page II-7

1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

Response: We have revised the disclosure on page 53 of the registration statement and in Exhibit 4.4 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan, at TDonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jeffrey D. Warshaw
Jeffrey D. Warshaw
Chief Executive Officer
Virtuoso Acquisition Corp.

cc: Tamar Donikyan, Esq.